BUYER GUARANTEE AND SG&A COMMITMENT

This Guarantee and SG&A Commitment, dated as of October 30, 2019 (as amended, supplemented or otherwise modified from time to time, the “Guarantee”), is made and entered into by Enstar Holdings (US) LLC, a Delaware limited liability company (“Buyer”) in favor of BorgWarner Morse TEC LLC, a Delaware limited liability company (“Morse TEC”) and BorgWarner Inc., a Delaware corporation (“BorgWarner”). Buyer and Morse TEC are each referred to as a “Party” or collectively as the “Parties.” Capitalized terms used but not defined in this Guarantee shall have the meanings given thereto in the Membership Interest Purchase Agreement (the “Purchase Agreement”), dated as of the date hereof, by and among, Buyer, Morse TEC and BorgWarner Inc., a Delaware corporation (“BorgWarner”).

1. Guarantee.

(a) Buyer hereby absolutely, irrevocably and unconditionally guarantees, for a period of ten years following the Closing Date, the due and punctual payment, performance and discharge of all obligations of Morse TEC (including any indemnification obligations of Morse TEC pursuant to Article V of the Purchase Agreement) arising out of, resulting from or relating to any Asbestos-Related Liabilities and Environmental Liabilities (including any defense-related costs with regard to Asbestos-Related Liabilities and Environmental Liabilities) (the “Asbestos and Environmental Guarantee”); provided, however, the amount of Buyer’s obligations in respect of the Asbestos and Environmental Guarantee shall in no event exceed $205 million plus the amount of the Transferred Assets (the “Guarantee Cap”); provided that the Guarantee Cap shall not be increased by any reasonable payment for customary cost allocations or operational expenses charged to Morse TEC by Buyer or its Affiliates. BorgWarner is an express beneficiary of the Asbestos and Environmental Guarantee and shall, subject to the Guarantee Cap, hereby be entitled to enforce the foregoing directly against Buyer, including to cause Buyer to satisfy any indemnification obligations of Morse TEC with respect to Asbestos-Related Liabilities and Environmental Liabilities pursuant to Article V of the Purchase Agreement.

(b) “Transferred Assets” means the amount of cash and the value of any assets in each case distributed, dividended or otherwise transferred by Morse TEC to Buyer or any Affiliate thereof (including by a loan or other intercompany arrangement); provided that the amount of any bona fide, documented loan made by Morse TEC to Buyer or a credit worthy Affiliate of Buyer with a maturity or duration of less than twelve (12) months shall not be included as a Transferred Asset (except to the extent such loan has been avoided by a court) to the extent the borrower has not filed for bankruptcy and such loan is irrevocably repaid on time by Buyer or such Affiliate without any extension to the maturity (or rollover) beyond such initial twelve (12) month period (and such repayment is not avoided by a court); provided further that to the extent the Transferred Assets includes amounts (i) loaned by Morse TEC to Buyer or any Affiliate of Buyer, in the event such loan is irrevocably repaid (and such repayment is not avoided by a court), the amount of the Transferred Assets shall be reduced dollar-for-dollar by the amount of such repayment (but not reduced below zero) and (ii) distributed, dividended or otherwise transferred by Morse TEC to Buyer or any Affiliate of Buyer, in the event Buyer or an Affiliate subsequently makes an irrevocable cash contribution to Morse TEC, the amount of the Transferred Assets shall be reduced dollar-for-dollar by the amount of such contribution (but not reduced below zero).

2. SG&A Commitment. Buyer hereby absolutely, irrevocably and unconditionally commits and guarantees that Morse TEC will have adequate funds to cover the due and punctual payment, performance and discharge of all of Morse TEC’s operating expenses, including expenses with respect to employees, office space and other administrative expenses and expenses with respect to the insurance coverage litigation (but excluding the liabilities and obligation covered by the Asbestos and Environmental Guarantee), or Buyer will otherwise provide (or cause to be provided) such services to or on behalf of Morse TEC, in each case until all of the Asbestos-Related Liabilities are finally liquidated and paid in full (the “SG&A Guarantee” and, together with the Asbestos and Environmental Guarantee, the “Buyer Guarantee”). BorgWarner is an express beneficiary of the SG&A Guarantee and shall hereby be entitled to enforce the foregoing directly against Buyer. Notwithstanding the foregoing, the SG&A Guarantee will not restrict the manner in which Buyer operates the business of Morse TEC, including whether Buyer elects to provide (or cause to be provided) services to Morse TEC in lieu of Morse TEC arranging for the provision of such services itself.

3. Continuing Guarantee and Commitment.

(a) Buyer acknowledges that the Buyer Guarantee shall not be released or discharged, in whole or in part, or otherwise affected by: (i) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Buyer, Morse TEC or any other Person now or hereafter liable with respect to obligations subject to the Buyer Guarantee; (ii) any modification, amendment, consent, extension, forbearance or waiver of the Purchase Agreement or the other agreements contemplated by the Purchase Agreement made in accordance with the terms and conditions of such agreement; (iii) the failure or delay on the part of Morse TEC or BorgWarner to assert any claim or demand or to enforce any right or remedy against Buyer or any other Person now or hereafter liable with respect to obligations subject to the Buyer Guarantee; (iv) any merger or consolidation of Buyer, Morse TEC or any of their respective Affiliates into or with any Person, or any sale, lease or transfer of any of the assets of Buyer or Morse TEC to any other Person; (v) the existence of any claim, set-off or other right which Buyer may have at any time against Morse TEC or BorgWarner or their respective Affiliates, whether in connection with obligations subject to the Buyer Guarantee or otherwise; (vi) the adequacy of any other means Morse TEC or BorgWarner may have of obtaining payment of any obligations subject to the Buyer Guarantee; or (vii) any change in the structure, legal existence or ownership of Buyer or Morse TEC.

(b) Buyer unconditionally and irrevocably waives any requirement that Morse TEC or BorgWarner exhaust any right, power or remedy or, with respect to BorgWarner, proceed against Morse TEC or any other Person before proceeding against Buyer.

(c) No failure on the part of Morse TEC or BorgWarner to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by Morse TEC or BorgWarner of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to Morse TEC or BorgWarner or allowed it by Law or other agreement shall be cumulative and not exclusive of any other right, remedy or power, and may be exercised by Morse TEC or BorgWarner at any time or from time to time.

4.	Representations and Warranties. Buyer represents and warrants to Morse TEC:

(a) Organization; Corporate Authority. It (i) is a Delaware limited liability company, duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation, and (ii) has all requisite limited liability company power and authority to own its assets and to carry on the business in which it is engaged and to execute, deliver and perform its obligations under this Guarantee. It is not subject to any current orders for winding up, or appointment of a receiver or liquidator or to any notice of any proposed deregistration.

(b) Authorization; Enforceability; No Conflicts. The execution and delivery by Buyer of this Guarantee and the performance by it of its obligations under this Guarantee and the consummation of the transactions contemplated hereby have been duly authorized by all necessary limited liability company action and do not, and will not (with or without notice or lapse of time, or both) violate, breach or contravene (i) its organizational documents or (ii) any Law or contractual restriction binding on it except where such violation, breach or contravention, individually or in the aggregate, would not reasonably be expected to have a material and adverse effect on its ability to perform its obligations under this Guarantee, and no other action or proceedings are necessary to authorize this Guarantee. This Guarantee has been duly executed and delivered by Buyer, and constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as limited by the Enforceability Limitations. All consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this Guarantee by Buyer have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental authority or regulatory body is required in connection with the execution, delivery or performance of this Guarantee.

(c) Financial Capacity. As of the date hereof, Buyer has the financial capacity to perform all of its obligations under this Guarantee.

5. Financial Information of Buyer and Morse TEC.

(a) For a period of ten years following the Closing Date, Buyer agrees to provide to BorgWarner on a semi-annual basis (in any event within seventy-five (75) days following each June 30 and December 31 of such year, as applicable):

(i) an unaudited balance sheet and statement of income for the Buyer for such period; and

(ii) a statement for such period showing (A) the payments which have been made in connection with the settlement of Asbestos-Related Liabilities and Environmental Liabilities, (B) Morse TEC’s net reserves in respect of the Asbestos-Related Liabilities and Environmental Liabilities as of the end of such period, and (C) such other financial information customarily prepared by Buyer for its internal reporting and monitoring purposes, as reasonably requested by BorgWarner with respect to the Asbestos-Related Liabilities and Environmental Liabilities.

(b) For a period of ten years following the Closing Date, in the event that Morse TEC fails to timely pay any Asbestos-Related Liability or Environmental Liability, other than any Asbestos-Related Liability or Environmental Liability that is being contested in good faith:

(i) upon the reasonable request of BorgWarner, BorgWarner and Buyer shall discuss in good faith Buyer’s ability perform its obligations hereunder and Buyer shall provide BorgWarner with such information as it may reasonably request to assess Buyer’s ability to perform such obligations (including such information as it may reasonably request in order to evidence compliance with Section 5(c) below); and

(ii) following such discussion, if BorgWarner reasonably determines that Buyer’s financial condition has materially deteriorated as compared to the Buyer’s financial condition reflected on the Buyer Balance Sheet (without giving effect to the payment of any Asbestos-Related Liabilities or Environmental Liabilities and any change in Morse TEC’s net reserves in respect of such liabilities since the date of the Buyer Balance Sheet), then BorgWarner and Buyer shall negotiate in good faith to determine alternative or additional means of securing the performance of Morse TEC’s obligations under the Purchase Agreement such that the performance of such obligations is supported by a third-party in a manner substantially similar to the support provided by this Guarantee had the financial condition of the Buyer not materially deteriorated; provided, however, that in no event shall Buyer be required to arrange additional security that exceeds the remaining Guarantee Cap.

(c) Morse TEC Obligations. From and after the Closing, Morse TEC shall not distribute, dividend or otherwise transfer cash and/or assets to Buyer or its Affiliates to the extent that such action would result in Morse TEC not having reasonably adequate assets (which assets may include access to funding) at the time of such distribution, dividend or transfer to satisfy any reasonably expected actual or contingent Asbestos-Related Liability that was assumed by Morse TEC pursuant to the Assumption Agreement from BorgWarner Inc., Kuhlman LLC, BorgWarner Turbo Systems LLC or BorgWarner PDS (Indiana) Inc. (f/k/a Remy International, Inc.).

6. Waiver and Subrogation. Buyer irrevocably waives, with respect to the existence, payment, performance or enforcement of Buyer’s obligations under this Guarantee, promptness, diligence, grace, presentment, demand, notice of non-performance, default, dishonor and protest and any notice not provided for herein. Buyer shall be subrogated to all rights of Morse TEC and BorgWarner in respect of any amounts paid by Buyer pursuant to the provisions of this Guarantee; provided, however, that it shall not be entitled to enforce or to receive any payments arising out of or based upon such right of subrogation if any obligations subject to the Buyer Guarantee have not been fully paid, satisfied or discharged. If any amount is paid to Buyer on account of subrogation rights under this Guarantee in violation of this Section 5, such amount shall be held in trust for the benefit of Morse TEC or BorgWarner, as applicable, to be credited and applied to such unsatisfied obligations.

7. Amendment and Modification. Subject to applicable Law, this Guarantee may be amended, modified and supplemented in any and all respects, only by written agreement of the Parties hereto with respect to any of the terms contained herein.

8. Extension; Waiver. Each Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Guarantee or in any document delivered pursuant to this Guarantee or (c) waive compliance with any of the agreements or conditions of the other Parties contained in this Guarantee. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Parties, or, in the case of a waiver, by the Party waiving compliance.

9. Notices. All notices and other communications in connection with this Guarantee will be in writing and will be deemed duly given (a) on the date of delivery if delivered personally, by facsimile or by electronic mail so long as confirmation of delivery is obtained or (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service. All notices in connection with this Guarantee will be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

if to Buyer or Morse TEC, to:

Enstar Holdings (US) LLC
411 Fifth Ave.
5th Floor
New York, NY 10016
Attention:	Paul Brockman
Facsimile No.:	727-576-3627
Email:	Paul.Brockman@enstargroup.com

with a copy to:

Hogan Lovells LLP
1735 Market Street, Floor 23
Philadelphia, PA 19103
Attention:	Robert C. Juelke, Esq.
Facsimile No.:	267-675-4601
Email:	bob.juelke@hoganlovells.com

if to BorgWarner, to:

BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326
Attention:	Chief Legal Officer
Facsimile No.:	248-754-0860
Email:	tcalaway@borgwarner.com

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention:	Ravi Purushotham William Russell Michael Torkin
Facsimile No.:	(212) 455-2627
Email:	rpurushotham@stblaw.com wrussell@stblaw.com michael.torkin@stblaw.com

10. Entire Agreement. This Guarantee, the Purchase Agreement, and the other agreements contemplated by the Purchase Agreement (including all schedules and exhibits thereto) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of those documents.

11. Third Party Beneficiaries. This Guarantee is not intended to confer any rights (including the right to rely upon the representations, warranties and covenants set forth herein), benefits, remedies, obligations or liabilities upon any Person other than the Parties and their respective successors and assigns.

12. Severability. If any term, provision, covenant or restriction (or part thereof) of this Guarantee is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Guarantee shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any Party.

13. Assignment; Successors. Neither this Guarantee nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without the other Parties’ consent shall be null and void.

14. Governing Law. This Guarantee shall be governed and construed in accordance with the Laws of the State of Delaware without regard to principles of conflicts of Law that would require or permit the application of the Laws of another jurisdiction.

15. Exclusive Jurisdiction. Each of the Parties (a) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware in the City of Wilmington, or, if such court does not have subject matter jurisdiction, any court of the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Guarantee or any of the transactions contemplated by this Guarantee, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (c) agrees that it will not bring any action relating to this Guarantee or any of the transactions contemplated by this Guarantee in any court other than the Court of Chancery of the State of Delaware in the City of Wilmington, or, if such court does not have subject matter jurisdiction, any court of the State of Delaware having subject matter jurisdiction, and (d) consents to service of process being made through the notice procedures set forth in Section 9.

16. Specific Performance. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Guarantee were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Guarantee and to enforce specifically the terms and provisions of this Guarantee in the Court of Chancery of the State of Delaware in the City of Wilmington or, if such court does not have subject matter jurisdiction, any court of the State of Delaware, without proof of actual damages or otherwise (and, to the fullest extent permitted by Law, each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.

17. Counterparts. This Guarantee may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties (including by facsimile or via portable document format (.pdf)), it being understood that all Parties need not sign the same counterpart.

[SIGNATURES FOLLOW]

IN WITNESS WHEREOF, the Parties hereto have caused this Guarantee to be duly executed and delivered as of the date first above written.

ENSTAR HOLDINGS (US) LLC

By:	/s/ Paul Brockman
Name:	Paul Brockman
Title:	President

BORGWARNER MORSE TEC LLC

By:	/s/ Michelle Logan
Name:	Michelle Logan
Title:	President BorgWarner Morse TEC LLC

BORGWARNER INC.

By:	/s/ Tonit M. Calaway
Name:	Tonit M. Calaway
Title:	Executive Vice President

[Signature Page to Buyer Guarantee and SG&A Commitment]